Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

December 16, 2020

VIA EDGAR TRANSMISSION

Mr. Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 30 to the Trust’s Registration Statement on Form N-1A (the     “Amendment”)
File Nos. 333-227298, 811-23377

Dear Mr. Be:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on December 2, 2020 with respect to the Amendment and the Trust’s series, the SP Funds S&P Global REIT Sharia ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Prospectus
1.References to REITs and Sharia in the Fund’s name implicate Rule 35d-1 (the “Names Rule”) under the Investment Company Act of 1940. The Fund’s disclosure indicates that the Fund will invest at least 80% of its assets in the underlying index (the “Index”). Please confirm, supplementally, that tracking the Index will also cause the Fund to be invested in a portfolio that will satisfy the Names Rules for these terms. In addition, please confirm that the Fund will periodically review its portfolio to ensure continued compliance with the Names Rule.
Response: The Trust responds by supplementally confirming that tracking the Index will also cause the Fund to satisfy the requirements of the Names Rule with respect to investments in REITs and Sharia-compliant securities. The Trust further confirms that the Fund will periodically review its portfolio to ensure continued compliance with the Names Rule.
2.Please provide a completed Fees and Expenses table as well as the completed Expense Example for each Fund prior to effectiveness.
Response: The Fund’s completed fee table and expense example are as shown in the attached Appendix A.
3.Explain how Other Expenses were estimated and how it was determined the estimate is reasonable.
Response: The Trust notes that the Investment Advisory Agreement for the Fund obligates the Adviser to pay the Fund's operating expenses, subject to certain exceptions (defined in the Prospectus as “Excluded Expenses”), and the Fund is not expected to incur any Excluded Expenses during its initial fiscal year.
4.Provide, supplementally, a model portfolio identifying the issuer, its index weight, industry, market cap and primary exchange listing. Please provide this for each of the top 20 anticipated holdings based on the Index.
Response: The requested information has been provided supplementally.
5.Are there any aspects of the Fund’s activities that might be known to be non-Sharia compliant, for example, lending. If so, consider the need to disclose to investors in the strategy and risk disclosure.

Response: The Trust responds by supplementally confirming that the Fund does not anticipate engaging in any non-Sharia-compliant activities, including lending. The Trust therefore respectfully declines to add additional risk or strategy disclosure.
6.To the extent the Fund is expected to have material country or REIT sector exposures, consider the need for additional or more specific strategy and risk disclosure.
Response: The Trust responds by supplementally confirming that the Fund is not expected to have any material country or REIT sector exposures other than those currently disclosed in the “Concentration in REITs” risk disclosure.
7.The Staff notes the statement that each investment made by the Fund is pre-screened as Sharia compliant before investment by the Fund. With a view to providing disclosure in Item 9, please explain the pre-screening and approval process used to determine if an investment complies with Sharia. If there is a material risk that a non-compliant investment may be made, please consider adding risk disclosure about potential non-compliant investments.
Response: The Trust responds by supplementally noting that the Additional Information about the Index section contains disclosure regarding the pre-screening and approval process. The following sentence has been added to this section: “Because the Sharia REIT Index is rebalanced and reconstituted monthly, any portfolio security determined to be non-Sharia-compliant will be held for no longer than 30 days.”
8.Please consider re-ordering the principal risks in Item 4 and Item 9 of Form N-1A in order of importance rather than in alphabetical order. See Dalia Blass, Director, Division of Investment Management, Keynote Address - ICI Securities Law Developments Conference (Oct. 25, 2018). See also ADI 2019-08, “Improving Principal Risks Disclosure.”
Response: The Trust has reviewed the Fund’s Principal Investment Risk disclosures and confirms that it has tailored the risks appropriately to the Fund and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading.
9.Please customize Tax Risk for this particular Fund. For example, please add disclosure if there is something about the make-up of the Sharia-compliant REIT market that makes this risk particularly relevant to this Fund.
Response: The Trust responds by supplementally confirming that it is not aware of any tax risks particular to the Sharia-compliant REIT market that should be added to the “Tax Risk” risk disclosure.
Statement of Additional Information – Investment Restrictions
10.With respect to fundamental investment restriction number 2, the Fund appears to be adopting the diversification test as a fundamental policy. Explain, supplementally, how the Fund will comply with this fundamental policy to the extent the Index no longer meets such criteria.
Response: The Trust responds by supplementally confirming that the Index is designed to meet the diversification criteria and therefore expects the Fund to comply with this fundamental policy.
If you have any questions or require further information, please contact Kent Barnes at 414-765-6511 or kent.barnes@usbank.com.

Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust

Appendix A
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.69%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.69%

1 Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $70	3 Years: $221

A-1